Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
July 31, 2023

IPERIONX RECEIVES KEY PERMITS FOR TITANIUM METAL PRODUCTION IN VIRGINIA

■	IperionX has secured all material permits required to build and operate the Titanium Demonstration Facility (TDF) in Virginia, U.S.A.

■
The permits also cover the planned modular expansion to Titanium Demonstration Facility (TCF-1) capacity by the end of 2025 – designed to be the world’s largest 100% recycled titanium powder plant with 1,125 tpa of production capacity

■	Strong forecast economics, low capital intensity and the only UL validated 100% recycled, low carbon titanium commercially available

■	All major engineering works are complete, with long lead time equipment ordered and procurement underway

■	Construction fit-out works are targeted to commence in Q3 2023, and will be funded by an investment of up to US$4m by the Halifax County Development Authority

■	First titanium metal production is targeted for Q1 2024

IperionX Limited (NASDAQ: IPX, ASX: IPX) has received all permits required to commence construction and operations at the planned titanium metal production facility in Virginia.

These permits include the Industrial Wastewater Discharge permit issued by the Halifax County Service Authority, and the New Source Review (air pollution) permit issued by the Virginia Department of Environmental Quality. These permits meet the requirements to scale to the planned TCF-1 capacity of 1,125 tpa of titanium metal within the existing 50,000 square foot shell building in Halifax County, Virginia.

 IperionX’s permitted titanium facility in Halifax County, VA – the location for both the planned TDF and TCF operations

All major engineering works for the planned Stage 1 TDF are now complete, with key long lead time equipment ordered and procurement underway.  First titanium production is planned for Q1 2024, and IperionX plans to reach a production run-rate of 125 tpa of titanium metal by Q3 2024. A planned modular Stage 2 expansion to the TCF-1 level would lift titanium production capacity to 1,125 tpa by the end of 2025. Development of the TDF remains subject to Board approval for a final investment decision.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119	1

The design of the TDF and TCF-1 are based upon a scaled-up version of the current Industrial Pilot Facility, in Salt Lake City, which has been successfully operated by IperionX since January 2022. IperionX has upgraded this facility, and improved operational processes, to achieve a significant increase in the titanium production capacity with higher efficiency and consistency.

IperionX now plans to build the largest recycled titanium metal powder production facility globally, and the only titanium plant that uses 100% titanium scrap metal as feedstock. The titanium production facility in Virginia is designed to have zero Scope 1 & 2 emissions and is expected to produce UL validated 100% recycled titanium metal powder with the lowest carbon intensity on the market.

The Halifax County Development Authority will fund the building fit-out works with an investment of up to US$4m to prepare for process equipment installation in late 2024.

IperionX previously announced strong forecast economics for the TDF and TCF-1 in a Techno-Economic Assessment released in April of this year. With low capital intensity, the TCF-1 operation is forecast to deliver ~US$100m of EBITDA in 2026, based on key operating assumptions.

Anastasios (Taso) Arima, IperionX CEO said:

“Securing all major permits is an important milestone in developing the world’s largest 100% recycled titanium plant and is a credit to the successful work of the IperionX development team, Halifax County, Virginia and regulatory agencies.

IperionX is uniquely positioned to re-shore titanium metal production to the U.S.A., reducing the acute reliance on titanium imports from foreign nations and lowering the significant environmental impacts from producing titanium metal using the existing ‘Kroll Process’ - which is energy intensive, high cost and generates excessive greenhouse gas emissions.

IperionX has a pipeline of potential U.S. government funding programs and incentives that are designed to support domestic efforts to re-shore critical mineral and material supply chains. With the successful development of this project, IperionX will be the only commercial primary titanium metal producer in the U.S., with the capacity to deliver low carbon and low-cost titanium for advanced American industries.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC-compliant resource of titanium, rare earth and zircon rich minerals sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.